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File 070-09823

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

    Xcel Energy Inc. hereby amends its Application-Declaration in File No. 70-9823 by amending and restating Item I. E. "Rule 54 Analysis" as follows:

    E.  Rule 54 Analysis.

    Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. Xcel currently satisfies all of the conditions of Rule 53(a), (b) and (c).

    As of April 30, 2001, Xcel's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $885.6 million. This amount is equal to approximately 38.9% of Xcel's average "consolidated retained earnings," also as defined in Rule 53(a)(l), for the four quarters ended March 31, 2001, of approximately $2.279 billion, which is within the 50% "safe harbor" limitation contained in the rule.

    Xcel currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

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SIGNATURE

    Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.
By:	/s/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer
Date: June 5, 2001

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